Exhibit (a)(1)

Offer to Purchase for Cash
Any and All Outstanding Shares of Class A Common Stock
of
ION MEDIA NETWORKS, INC.
at
$1.46 NET PER SHARE
by
CIG MEDIA LLC
an affiliate of
CITADEL WELLINGTON LLC
CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, JUNE 1, 2007, UNLESS THE OFFER IS EXTENDED.

CIG Media LLC (including any successor, ‘‘Purchaser’’), a Delaware limited liability company, is offering to purchase any and all outstanding shares of Class A Common Stock, par value $0.001 per share (the ‘‘Shares’’), of ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’ or ‘‘ION’’), at a price per share of $1.46 (the ‘‘Offer Price’’), net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated May 4, 2007 (the ‘‘Offer to Purchase’’), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the ‘‘Offer’’).

The Offer is being made pursuant to the Master Transaction Agreement, dated as of May 3, 2007, by and among the Company, NBC Universal, Inc. (‘‘NBCU’’), NBC Palm Beach Investment I, Inc. (‘‘NBC Palm Beach I’’), NBC Palm Beach Investment II, Inc. (‘‘NBC Palm Beach II’’ and, together with NBCU and NBC Palm Beach I, the ‘‘NBCU Entities’’) and Purchaser (the Master Transaction Agreement, as it may be amended from time to time, the ‘‘Master Transaction Agreement’’).

The Company’s board of directors has (i) authorized and approved the execution, delivery and performance of the Master Transaction Agreement and the consummation of the transactions contemplated by the Master Transaction Agreement, including the Offer; (ii) determined that the Offer is fair to, and in the best interests of, the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.

Purchaser will not be required to accept for payment any Shares pursuant to the Offer, if (i) any waiting period (and any extension) applicable to the consummation of the Offer or the transactions contemplated by the Master Transaction Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated or (ii) there is any law, regulation or other requirement of any governmental authority restraining, enjoining or otherwise prohibiting or preventing the consummation of the Offer. See Section 15 — ‘‘Certain Conditions to the Offer.’’

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833

May 4, 2007

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IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must, prior to expiration of the Offer, (i) complete and sign the letter of transmittal (or a facsimile copy) that accompanies this Offer to Purchase (the ‘‘Letter of Transmittal’’) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in this Offer) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’ or (ii) request the stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the stockholder wishes to tender Shares.

A stockholder who desires to tender Shares and whose certificates representing the Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares by following the procedures for guaranteed delivery set forth in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares.’’

Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the full terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	Any and all outstanding shares of Class A Common Stock, par value $0.001 per share, of ION Media Networks, Inc.

Price Offered Per Share:	$1.46 net to the sellers in cash, without interest

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of Friday, June 1, 2007

Purchaser:	CIG Media LLC, an entity owned by Citadel Wellington LLC and Citadel Kensington Global Strategies Fund Ltd. Citadel Limited Partnership is the non-member manager of Purchaser, and, in that capacity, makes all the investment decisions for Purchaser. Citadel Investment Group, L.L.C. is the general partner of Citadel Limited Partnership. Kenneth Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, Citadel Investment Group, L.L.C.

ION Board Recommendation:	The board of directors of ION recommends that you accept the Offer and tender your Shares pursuant to the Offer.

The following are some of the questions that you may have as a stockholder of ION, and our answers to those questions. You are urged to read carefully this entire Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements, constitute the ‘‘Offer’’) before making any decision on whether to tender your shares of Class A Common Stock, or the Shares.

Who is offering to purchase my Shares?

•	CIG Media LLC is offering to purchase any and all of your Shares. We were formed by Citadel Wellington LLC and Citadel Kensington Global Strategies Fund Ltd. and their affiliates for purposes of holding securities of, and acquiring control of, ION. We are making the Offer to implement transactions contemplated by the Master Transaction Agreement, among us, ION, and NBCU and its subsidiaries. We were formed in Delaware in January 2007 and are owned by Citadel Wellington LLC and Citadel Kensington Global Strategies Fund Ltd. Citadel Limited Partnership is our non-member manager, and, in that capacity, makes all the investment decisions for us. Citadel Investment Group, L.L.C. is the general partner of Citadel Limited Partnership. Kenneth Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, Citadel Investment Group, L.L.C.

•	See Section 9 for more information about us and our affiliates including the securities we currently own in ION.

What are you seeking to purchase, at what price, and do ION stockholders have to pay any brokerage or similar fees to tender their Shares?

•	We are offering to purchase any and all of the outstanding Shares at a price per Share of $1.46, net to the sellers in cash, without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. The ION board of directors has determined that the Offer is fair to, and in the best interests of, the holders of Shares. Consequently, the board recommends that the holders of Shares accept the Offer and tender their Shares into the Offer.

•	If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply.

•	See the ‘‘Introduction’’ and Section 17 for more information.

Why are you making the Offer?

•	We are making the Offer in order to gain control of the Company. Under the Master Transaction Agreement, we are required to commence the Offer as one of the steps in our plan to acquire all the outstanding Shares. Following the Offer and the closing of the exercise of the call option, as described below under the caption entitled ‘‘If I do not tender but the Offer is successful, what will happen to my Shares?’’ we intend to cause ION to effect a reverse stock split of the outstanding Shares in a manner and in an amount that will result in our being the sole holder of the Shares, or, in the event we are not the largest holder of Shares following the Offer, that will result in all the Shares ceasing to remain outstanding. Stockholders that are cashed out as a result of the reverse stock split will receive $1.46 per Share in cash, without interest.

•	See the ‘‘Introduction’’ and Section 12 for more information.

Do you have the financial resources to make payment?

•	Yes, the Offer is being made with funds that will be contributed to us by our parents, Citadel Wellington LLC and Citadel Kensington Global Strategies Fund Ltd.

•	The Offer is not conditioned upon any external financing arrangements.

•	See Section 13 for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for any and all outstanding Shares solely for cash;

•	our parents, Citadel Wellington LLC and Citadel Kensington Global Strategies Fund Ltd., have agreed to provide us with sufficient funds from their existing working capital to purchase the Shares tendered in the Offer; and

•	the Offer is not subject to any financing condition.

•	See Section 13 for more information.

How long do I have to decide whether to tender into the Offer?

•	You have until the expiration of the Offer to tender your Shares. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, at the end of Friday, June 1, 2007. If the Offer is extended, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the first business day following the date the Offer is scheduled to expire.

•	The Offer may also be extended through a subsequent offering period. A subsequent offering period is an additional period of time beginning after we have completed the purchase of

Shares tendered during the Offer. During any subsequent offering period, stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. We may provide a subsequent offering period under the circumstances described below under the caption entitled ‘‘Can the Offer be extended and under what circumstances?’’

•	See Section 1 for more information.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Master Transaction Agreement to extend the Offer:

•	at ION’s request, for one period of up to 30 days for the purpose of satisfying (i) the requirements under any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or its staff applicable to the Offer or (ii) the waiting period requirements applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or its staff applicable to the Offer;

•	for any period required by applicable law, regulation or other requirement of any governmental authority;

•	for one subsequent offering period if ION requests that we do so; or

•	for a subsequent offering period that we decide to offer.

•	See Section 1 for more information.

What are the conditions to the Offer?

We are not obligated to purchase any tendered Shares if:

•	any waiting period (and any extension) applicable to the consummation of the Offer or the other transactions contemplated by the Master Transaction Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated; or

•	there is any law, regulation or other requirement of any governmental authority restraining, enjoining or otherwise prohibiting or preventing the consummation of the Offer.

•	See Section 15 for more information.

How do I accept the Offer and tender my Shares?

•	To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to The Bank of New York, the Depositary for the Offer, no later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other nominee that is an eligible institution guarantee that the missing items will be received by the Depositary within three American Stock Exchange trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

•	See Section 3 for more information.

If I accept the Offer, when will I get paid?

•	If the conditions to the Offer as set forth in the Introduction and Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $1.46 (subject to adjustment for applicable withholding taxes), promptly following the expiration of the Offer.

•	See Section 2 for more information regarding our payment for validly tendered Shares.

Until when can I withdraw my previously tendered Shares?

•	You may withdraw all or a portion of your tendered Shares prior to the expiration of the Offer. Further, if we have not accepted your Shares for payment within 60 days of the commencement of the Offer, you can withdraw them at any time after that 60-day period until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn.

•	See Section 4 for more information.

•	We may provide a subsequent offering period under the circumstances described above under the caption entitled ‘‘Can the Offer be extended and under what circumstances?’’ In the event that we provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during this subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

•	See Section 1 for more information.

How do I withdraw previously tendered Shares?

•	To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

•	See Section 4 for more information.

What does the Company’s board of directors recommend with respect to the Offer?

•	The Company’s board of directors has (i) authorized and approved the execution, delivery and performance of the Master Transaction Agreement and the consummation of the transactions contemplated by the Master Transaction Agreement, including the Offer; (ii) determined that the Offer is fair to, and in the best interests of, the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.

•	See the ‘‘Introduction’’ to this Offer to Purchase for more information.

If I do not tender but the Offer is successful, what will happen to my Shares?

•	Following the successful completion of the Offer and the closing of the exercise of the call option, we intend to cause the Company to effect a reverse stock split of the outstanding Shares in a manner and in an amount that will result in our being the sole holder of the Shares, or, in the event that we are not the largest holder of Shares following the Offer, that will result in all the Shares ceasing to remain outstanding. Upon completion of the reverse stock split, holders of Shares (other than us, if we are the largest holder of Shares following the Offer) will become entitled only to a cash payment for their fractional shares and will no longer have any interest in ION. You will have no appraisal rights in connection with the reverse stock split. Stockholders that are cashed out as a result of the reverse stock split will receive $1.46 per Share in cash, without interest.

•	Under a call agreement for Shares and shares of Class B Common Stock of ION that has been transferred to us in connection with the Offer, we will be able to gain control of ION subject to the approval of the Federal Communications Commission. This will enable us to effect the reverse stock split unilaterally.

Will the Company continue as a public company after the Offer?

•	If we purchase Shares in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through the American Stock Exchange or any other securities market. If that occurs, there may not be a public trading market for the Shares, or any public trading market may be highly illiquid. In addition, it is possible that, following the Offer, the Shares might no longer constitute ‘‘margin securities’’ for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. In any case, we do not expect the Company to continue as a publicly listed and traded company after the reverse stock split.

•	We intend to cause ION to delist the Shares from the American Stock Exchange following the completion of the Offer. If the number of Shares and/or stockholders is not sufficiently reduced in connection with the Offer, we intend to cause ION to delist the Shares after the completion of the reverse stock split.

•	The Shares are currently registered under the Securities Exchange Act of 1934. Following completion of the Offer, we intend to cause ION to deregister the Shares under the Exchange Act. If the number of stockholders is not sufficiently reduced in connection with the Offer, we intend to cause ION to deregister the Shares after the completion of the reverse stock split.

•	See Section 7 and Section 11 for more information.

Are appraisal rights available in the Offer?

•	Appraisal rights are not available in connection with the Offer. Additionally, appraisal rights will not be available in connection with the reverse stock split.

•	See Section 16 for more information.

What are the U.S. federal income tax consequences of the Offer?

•	The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who sells Shares pursuant to the Offer generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares.

•	See Section 5 for more information, including certain U.S. federal income tax consequences of the Offer to non-U.S. holders.

•	All holders of Shares are strongly urged to consult their tax advisors as to the specific tax consequences to them of selling Shares pursuant to the Offer, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws in their particular circumstances.

What is the market value of my Shares as of a recent date?

•	On January 16, 2007, the last full trading day prior to the transmission of Citadel Limited Partnership’s original proposal to the Company, the closing price per Share as reported on the American Stock Exchange was $0.57. On May 3, 2007, the closing price per Share on the American Stock Exchange was $1.31. You should obtain a recent quotation for your Shares before deciding whether or not to tender.

•	See Section 6 for more information.

Whom can I call with questions?

•	You can call Innisfree M&A Incorporated, our Information Agent. Stockholders Call Toll-Free at: (888) 750-5834. Banks and Brokers Call Collect at: (212) 750-5833.

To the Holders of Shares of Class A Common Stock of ION Media Networks, Inc.:

INTRODUCTION

CIG Media LLC, a Delaware limited liability company (including any successor, ‘‘Purchaser’’), hereby offers to purchase any and all outstanding shares of Class A Common Stock, par value $0.001 per share (the ‘‘Shares’’), of ION Media Networks, Inc., a Delaware corporation (‘‘ION’’ or the ‘‘Company’’), at a price per share of $1.46 net to the sellers in cash without interest (the ‘‘Offer Price’’), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements, constitute the ‘‘Offer’’). Purchaser is owned by Citadel Wellington LLC (‘‘CW’’) and Citadel Kensington Global Strategies Fund Ltd. (‘‘CKGS’’). Citadel Limited Partnership (‘‘CLP’’) is the non-member manager of Purchaser, and, in such capacity, makes all of the investment decisions for Purchaser. Citadel Investment Group, L.L.C. (‘‘CIG’’) is the general partner of CLP. Kenneth Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG (Kenneth Griffin, together with CKGS, CW, CLP and CIG, ‘‘Purchaser’s Affiliates’’). The Offer is being made pursuant to the Master Transaction Agreement, dated as of May 3, 2007, by and among the Company, NBC Universal, Inc. (‘‘NBCU’’), NBC Palm Beach Investment I. Inc. (‘‘NBC Palm Beach I’’), NBC Palm Beach Investment II, Inc. (‘‘NBC Palm Beach II’’ and, together with NBCU and NBC Palm Beach I, the ‘‘NBCU Entities’’) and Purchaser (the Master Transaction Agreement, as it may be amended from time to time, the ‘‘Master Transaction Agreement’’).

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult this institution as to whether it charges any service fees or commissions.

Purchaser will not be required to accept for payment any Shares pursuant to the Offer, if (i) any waiting period applicable to the consummation of the Offer or the transactions contemplated by the Master Transaction Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated or (ii) there is any law, regulation or other requirement of any governmental authority restraining, enjoining or otherwise prohibiting or preventing the consummation of the Offer. See Section 15 — ‘‘Certain Conditions to the Offer.’’ There is no financing condition to the Offer.

The Company’s board of directors has (i) authorized and approved the execution, delivery and performance of the Master Transaction Agreement and the consummation of the transactions contemplated by the Master Transaction Agreement, including the Offer; (ii) determined that the Offer is fair to, and in the best interests of, the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.

After completion of the Offer and the closing of the exercise of the Call Right (as defined below) (the ‘‘Call Closing’’), Purchaser intends to cause the Company to combine its outstanding Shares into a lesser number of Shares (the ‘‘Reverse Stock Split’’) in a manner and in an amount that will leave Purchaser as the sole holder of Shares, or, in the event that Purchaser is not the largest holder of Shares following the completion of the Offer, that will result in all the Shares ceasing to remain outstanding. Upon completion of the Reverse Stock Split, holders of Shares (other than Purchaser, if it is the largest holder of Shares following the completion of the Offer) will become entitled only to a cash payment and will no longer have any interest in the Company. Stockholders that are cashed out as a result of the Reverse Stock Split will receive $1.46 per Share in cash, without interest. The Reverse Stock Split will require stockholder consent under Delaware law. However, Delaware law does not provide you with appraisal rights as a result of the Reverse Stock Split. As described below, upon the Call Closing, Purchaser will have the ability to effect the Reverse Stock Split unilaterally.

Under the Master Transaction Agreement, NBC Palm Beach II transferred to Purchaser a call option for Shares and shares of Class B Common Stock. The call option gave Purchaser a call right to acquire 8,311,639 shares of Class B Common Stock and 15,455,062 Shares (the ‘‘Call Shares’’) from Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. (collectively, the ‘‘Paxson Stockholders’’), the grantors of the option (the ‘‘Call Right’’). The Master Transaction Agreement required Purchaser to exercise the Call Right immediately, which it has done. The closing of the acquisition of the Call Shares will occur within three business days following receipt of any required regulatory consents, including from the Federal Communications Commission (the ‘‘FCC’’). The exercise of the call option will enable Purchaser to control the Company and unilaterally to effect the Reverse Stock Split. The call option is described in Section 10 — ‘‘Background of the Offer; Contacts with the Company’’ and Section 11 — ‘‘Terms of the Master Transaction Agreement and Other Material Agreements.’’

THE OFFER

1.    Terms of the Offer; Expiration Date.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — ‘‘Withdrawal Rights.’’ The term ‘‘Expiration Date’’ means 12:00 midnight, New York City time, at the end of Friday, June 1, 2007 (20 business days from the date of commencement of the Offer), unless Purchaser, in accordance with the Master Transaction Agreement, extends the period during which the Offer is open, in which event the term ‘‘Expiration Date’’ means the latest time and date at which the Offer, as so extended, expires.

Purchaser will not be required to accept for payment any Shares tendered pursuant to the Offer, if (i) any waiting period (and any extension) applicable to the consummation of the Offer or the transactions contemplated by the Master Transaction Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’), has not expired or been terminated or (ii) there is any law, regulation or other requirement of any governmental authority restraining, enjoining or otherwise prohibiting or preventing the consummation of the Offer. See Section 15 — ‘‘Certain Conditions to the Offer.’’

The Master Transaction Agreement provides that Purchaser shall have the right to extend the Offer: (i) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the ‘‘SEC’’) or the staff thereof applicable to the Offer; or (ii) any period required by applicable law, regulation or other requirement of any governmental authority. The Company may also request that Purchaser extend the Offer for a period of up to 30 days for the purpose of satisfying (i) the requirements under any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or (ii) the waiting period requirements applicable to the Offer under the HSR Act.

In addition, the Company may request that Purchaser extend the Offer beyond the date on which Shares are first accepted for payment in a ‘‘subsequent offering period’’ for three to twenty business days in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’) (the ‘‘Subsequent Offering Period’’) and, upon such request, Purchaser shall extend the Offer for the Subsequent Offering Period. Purchaser may also, at its own discretion, extend the Offer for the Subsequent Offering Period if the Company has not requested the Subsequent Offering Period. If included, the Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender, but not withdraw, any Shares not tendered in the Offer. The Subsequent Offering Period, if it is included, is not an extension of the Offer, which would have already been completed. In accordance with Rule 14d-11 under the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for all Shares as they are tendered during the Subsequent Offering Period.

During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 2, 2007 (except during the Subsequent Offering Period). If the initial offering period has expired and Purchaser initiates the Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares (the ‘‘Share Certificates’’) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share

Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’ below), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’ below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Master Transaction Agreement, Purchaser reserves the right (x) to increase the price per Share payable in the Offer and (y) to waive any condition to the Offer. Purchaser may modify the terms of the Offer, subject to compliance with the Exchange Act but, without the prior written consent of the Company, the NBCU Entities and the Paxson Stockholders, Purchaser may not (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) impose additional conditions to the Offer; or (iii) otherwise amend any other term of the Offer in a manner that would materially and adversely affect the holders of the Shares.

The rights reserved by Purchaser by the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15 — ‘‘Certain Conditions to the Offer.’’ Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement if required. This announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of those changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — ‘‘Withdrawal Rights.’’ However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the bidder’s offer.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. The Staff of the SEC has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of this increase is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of the tenth business day. As used in this Offer to Purchase, ‘‘business day’’ means any day other than a

Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

ION has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ION’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Purchaser reserves the right to transfer or assign to one or more of Purchaser’s Affiliates, in whole or in part, the right to purchase all or any portion of the Shares tendered in the Offer, but any transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

2.    Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — ‘‘Certain Conditions to the Offer,’’ Purchaser will, promptly following the Expiration Date, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — ‘‘Certain Legal Matters; Required Regulatory Approvals.’’ During the Subsequent Offering Period, if one is provided, Purchaser will accept for payment, and promptly pay, for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1 — ‘‘Terms of the Offer; Expiration Date.’’

In all cases (including during the Subsequent Offering Period, if one is provided), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates or confirmation of a book-entry transfer of the Shares (a ‘‘Book-Entry Confirmation’’) into the Depositary’s account at The Depository Trust Company (the ‘‘Book-Entry Transfer Facility’’) pursuant to the procedures set forth in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’; (ii) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term ‘‘Agent’s Message’’ means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of this Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce this agreement against the participant.

For purposes of the Offer (including during the Subsequent Offering Period, if one is provided), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting the payments to tendering stockholders whose Shares have been accepted for payment. If

Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and these Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — ‘‘Withdrawal Rights’’ and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ these Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, the increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not the Shares were tendered prior to the increase in consideration.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders of Shares.    In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at this address or (B) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to the Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under ‘‘Guaranteed Delivery.’’

Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to the Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during the Subsequent Offering Period, if one is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees and Stock Powers.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered, unless the holder has completed either the box entitled ‘‘Special Delivery Instructions’’ or the box entitled ‘‘Special Payment Instructions’’ on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other ‘‘eligible guarantor institution,’’ as that term is defined in Rule 17Ad-15 under the Exchange Act (each an ‘‘Eligible Institution’’ and collectively ‘‘Eligible Institutions’’). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing the stockholder’s Shares are not immediately available or the stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or the stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, those Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery may not be used during the Subsequent Offering Period.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing the Shares or a Book-Entry Confirmation of a book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3; (ii) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, any of Purchaser’s Affiliates, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any notification.

Appointment.    By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as that stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of that stockholder’s rights with respect to the Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares. All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts for payment the tendered Shares. Upon this appointment, all prior powers of attorney, proxies and consents given by a stockholder with respect to Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by that stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to the Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of ION’s stockholders, actions by written consent in lieu of any meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of the Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to the Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding.    Under the ‘‘backup withholding’’ provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (‘‘IRS’’) a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with the stockholder’s correct taxpayer identification number (‘‘TIN’’) and certify that the stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary or downloaded from the IRS’ website) in order to avoid backup withholding. Those stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. However, Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 2, 2007 (except during the Subsequent Offering Period, if one is provided).

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’ at any time prior to the Expiration Date or during the Subsequent Offering Period, if one is provided.

During the Subsequent Offering Period, if one is provided, (i) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment. See Section 1 — ‘‘Terms of the Offer; Expiration Date.’’

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, any of Purchaser’s Affiliates, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer.

The following discussion summarizes certain U.S. federal income tax consequences of the Offer to stockholders of ION whose Shares are tendered and accepted for payment pursuant to the Offer. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of ION. This discussion is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), applicable Treasury Regulations, and administrative and judicial interpretations, each as in effect as of the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein. Purchaser has not requested, and does not plan to request, any rulings from the IRS concerning the matters discussed herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that any such contrary position will not be sustained by a court.

This discussion applies only to stockholders of ION who hold Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to stockholders of ION that are subject to special rules under the U.S. federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, broker-dealers, partnerships and other pass-through entities, controlled foreign corporations, passive foreign investment companies, persons subject to the alternative minimum tax, persons whose functional currency is not the United States dollar, persons holding Shares as part of a hedge, straddle, constructive sale or conversion transaction, U.S. expatriates, holders that hold 5% or more of any class of ION stock, and non-U.S. holders, as defined below, except to the extent described below. This summary also does not discuss any state, local, foreign or other tax considerations.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. If you are a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for U.S. federal tax purposes and that entity is holding ION common stock, you should consult your tax advisor.

For purposes of this discussion, a ‘‘U.S. holder’’ means a beneficial owner of Shares that is for U.S. federal income tax purposes one of the following:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used in this discussion, a ‘‘non-U.S. holder’’ means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. holder as described in the bullets above.

An individual may, subject to certain exceptions, be deemed to be a U.S. resident alien (as opposed to a nonresident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in the calendar year and on an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. resident aliens generally are subject to U.S. federal income tax as if they were citizens of the United States.

U.S. Holders

The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term capital gain or loss provided the U.S. holder’s holding period for the Shares is more than one year at the time of consummation of the Offer. Long-term capital gains of non-corporate taxpayers generally are taxable at a maximum rate of 15%. In the case of a Share that has been held for one year or less, capital gains generally are subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

In general, a non-U.S. holder should not be subject to U.S. federal income taxation on any gain or loss unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or, if an applicable income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or (ii) the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition of Shares and certain other requirements are met.

A non-U.S. holder whose gain is effectively connected with the conduct of a trade or business in the United States will be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to the 30% branch profits tax on such effectively connected gain.

A non-U.S. holder who is an individual present in the United States for 183 days or more in the taxable year of the disposition of Shares and who meets certain other requirements will be subject to a flat 30% tax on the gain derived from the disposition of Shares, which gain may be offset by United States source capital losses. In addition, the non-U.S. holder may be subject to applicable alternative minimum taxes.

A non-U.S. holder’s gain or loss from the sale of Shares pursuant to the Offer generally will be determined in the same manner as that of a U.S. holder.

If a non-U.S. holder is eligible for treaty benefits under an income tax treaty with the United States, the non-U.S. holder may be able to reduce or eliminate certain of the U.S. federal income tax consequences discussed above, such as the branch profits tax. Non-U.S. holders should consult their tax advisors regarding possible relief under an applicable income tax treaty.

Information Reporting and Backup Withholding

Backup withholding, currently imposed at a rate of 28%, and information reporting may apply to cash received pursuant to the Offer. Backup withholding will not apply, however, to a holder who:

•	in the case of a U.S. holder, furnishes a correct TIN and certifies that it is not subject to backup withholding on the substitute IRS Form W-9 or successor form;

•	in the case of a non-U.S. holder, furnishes an applicable IRS Form W-8 or successor form; or

•	is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.

Backup withholding is not an additional tax and any amount withheld under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability and may entitle the holder to a refund if required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS OFFER TO PURCHASE IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.    Price Range of the Shares; Dividends on the Shares.

The Shares are listed and traded principally on the American Stock Exchange (the ‘‘AMEX’’) under the symbol ‘‘ION.’’ The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on AMEX based on published financial sources:

	High	Low
Year Ended December 31, 2005:
First Quarter	$2.15	$0.48
Second Quarter	1.56	0.53
Third Quarter	0.65	0.42
Fourth Quarter	1.15	0.37
Year Ended December 31, 2006:
First Quarter	$0.98	$0.86
Second Quarter	0.99	0.79
Third Quarter	1.03	0.78
Fourth Quarter	0.84	0.36
Year Ended December 31, 2007:
First Quarter	$1.43	$0.50
Second Quarter (through May 2, 2007)	1.34	1.18

On January 16, 2007, the last full trading day prior to the transmission of CLP’s original proposal to the Company, the closing price per Share as reported on the AMEX was $0.57. On May 3, 2007, the closing price per Share on the AMEX was $1.31.

Stockholders are urged to obtain a current market quotation for the Shares.

Over the past two years, the Company has not paid any dividends on the Shares.

7.	Effect of the Offer on the Market for the Shares; American Stock Exchange Listing; Margin Regulations; Exchange Act Registration.

Effect of the Offer on the Market for the Shares.    The purchase of Shares under the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict how the reduction in the number of Shares that might otherwise trade publicly would affect the market price or marketability of the Shares.

American Stock Exchange Listing.    According to the AMEX’s published guidelines, the AMEX would consider delisting the Shares if (i) the total number of holders of Shares falls below 300; (ii) the number of publicly held Shares (exclusive of holdings of officers, directors, controlling shareholders or other family or concentrated holdings) falls below 200,000; or (iii) the aggregate market value of publicly held Shares is less than $1 million for more than ninety consecutive days. According to the Company, as of May 2, 2007, there were 563 holders of record of Shares. If, as result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of the AMEX for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the AMEX were to delist the Shares, it is possible that the Shares would continue to trade on another market and that price or other quotations would be reported by that market or other sources. The extent of the public market for and the availability of quotations would depend, however, upon factors such as the number of stockholders and/or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict how the reduction in the number of Shares that might otherwise trade publicly would affect the market price for or marketability of the Shares.

Under the Master Transaction Agreement, the Company is obligated to take any and all actions necessary to delist the Shares from the AMEX following completion of the Offer. After completion of the Offer and the Call Closing, Purchaser intends to cause the Company to effect the Reverse Stock Split of the outstanding Shares in a manner and in an amount that will leave Purchaser as the sole holder of Shares (or, in the event that Purchaser is not the largest holder of Shares following the completion of the Offer, that will result in all the Shares ceasing to remain outstanding). If the number of Shares and/or stockholders of the Company is not sufficiently reduced in connection with the Offer, Purchaser, in any case, intends to cause the Company to delist the Shares after the completion of the Reverse Stock Split. Therefore, Purchaser does not expect the Company to continue as a publicly listed and traded company after the Reverse Stock Split.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. This registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Under the Master Transaction Agreement, the Company is obligated to take any and all actions necessary to deregister the Shares with the SEC following completion of the Offer, and, accordingly, Purchaser intends to cause the Company to terminate registration of the Shares under the Exchange Act if the requirements for termination are met. If the number of stockholders is not sufficiently reduced in connection with the Offer, Purchaser intends to cause the Company to deregister the Shares after the completion of the Reverse Stock Split.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to its stockholders and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of ‘‘affiliates’’ of the Company and persons holding ‘‘restricted securities’’ of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated.

Margin Regulations.    The Shares are currently ‘‘margin securities’’ under the regulations of the Board of Governors of the Federal Reserve System (the ‘‘Federal Reserve Board’’), which has the effect of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute ‘‘margin securities’’ for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute ‘‘margin securities.’’

8.    Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase (including this Section 8 and Section 10 — ‘‘Background of the Offer; Contacts with the Company’’) has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of Purchaser or Purchaser’s Affiliates has any knowledge that would indicate that any statement contained herein based on these documents and records is untrue. However, none of Purchaser or Purchaser’s Affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Purchaser and Purchaser’s Affiliates.

General.    The Company is a Delaware corporation with its principal offices located at 601 Clearwater Park Road, West Palm Beach, Florida 33401. The telephone number for the Company is (561) 659-4122.

The Company was organized in 1993 and changed its corporate name from Paxson Communications Corporation to ION Media Networks, Inc. in June 2006. The Company is a network television broadcast company that owns and operates 60 broadcast television stations (including three stations it operates under time brokerage agreements), all of which carry its network programming, including stations reaching all of the top 20 U.S. markets and 39 of the top 50 U.S. markets. The Company provides network programming seven days a week, 24 hours per day, and reaches approximately 94 million homes, or 84% of primetime television households in the United States, through its broadcast television station group and pursuant to distribution arrangements with cable and satellite distribution systems. Its current schedule of entertainment programming principally consists of television series and feature films that have appeared previously on other broadcast networks that it has purchased the right to air. The balance of its programming consists of long form paid programming (principally infomercials), programming produced by third parties who have purchased from the Company the right to air their programming during specific periods and local public interest programming.

Available Information.    The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.

The reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (www.sec.gov). Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

Debt.    As of December 31, 2006, the Company had approximately $1.1 billion in long-term debt, which primarily consisted of the following term loans and notes:

Debt Obligations	Balance as of December 31, 2006	Maturity
Term Loans, interest at LIBOR (the London Interbank Offered Rate) plus 3.25%	$325 million	2012
Floating Rate First Priority Senior Secured Notes, interest at LIBOR plus 3.25%	$400 million	2012
Floating Rate Second Priority Senior Secured Notes, interest at LIBOR plus 6.25%	$405 million	2013

Equity.    Prior to the transactions contemplated by the Master Transaction Agreement, the Company had three classes of preferred stock and three classes of common stock. The number of shares authorized, issued and outstanding for each of the classes, and the aggregated liquidation preference and accumulated dividends for the preferred stock, as of December 31, 2006, are indicated in the chart below:

Security	Shares Authorized as of December 31, 2006	Shares Issued and Outstanding as of December 31, 2006 (May 1, 2007)	Aggregated liquidation preference and accumulated dividends as of December 31, 2006
Cumulative Junior Exchangeable Preferred Stock (the ‘‘14¼% Preferred Stock’’)	72,000	56,931	$620,020,000
9-3/4% Convertible Preferred Stock (the ‘‘9¾% Preferred Stock’’)	17,500	16,695	$171,029,000
11% Series B Convertible Exchangeable Preferred Stock (the ‘‘11% Series B Preferred Stock’’)	60,607	60,607	$689,377,000
Class A Common Stock	505,000,000	65,040,728
		(65,377,185)
Class B Common Stock	35,000,000	8,311,639
		(8,311,639)
Class C Common Stock	317,000,000	0

9.    Certain Information Concerning Purchaser and Its Affiliates.

Purchaser is ultimately controlled by Kenneth Griffin, who is the founder of the Citadel group of companies (‘‘Citadel’’). Citadel began its operations in November 1990 with Kenneth Griffin, a limited staff and $4.6 million under management. Since 1990, Citadel has grown to be one of the largest independent hedge fund operators with investment capital under management of over $13 billion. Today, Citadel’s nine core businesses are (i) Global Credit, which combines fundamental research and quantitative analysis to invest in levered companies around the world, (ii) Global Energy, which is active in the North American natural gas and electricity markets and in markets for global crude and refined products, emission credits, coal and European energy markets, (iii) Global Equities, which is organized into seven global sector teams, each with research and portfolio management responsibilities, (iv) reinsurance activities, (v) Global Markets and Quantitative Strategies, which pursues making markets as well as executing trading strategies in equities, exchange-traded funds, derivatives, fixed income, currencies and commodities, (vi) Global Rates, which employs both macro and relative value investment strategies, (vii) Securitized Products, which is focused on mortgage backed securities and related products, (viii) Emerging Markets, which is active in sovereign debt, interest rate and derivatives markets of emerging market countries and (ix) Principal Strategies, which focuses on companies undergoing transformational changes.

Purchaser is a newly formed Delaware limited liability company organized in connection with the Offer and has not carried on any activities other than in connection with the Offer and the Master Transaction Agreement. Purchaser was formed under the laws of Delaware in January 2007. Purchaser is principally engaged in the business of holding securities of ION.

CW, a Delaware limited liability company, and CKGS, a Bermuda company, collectively own 100% of the equity of Purchaser, but do not have any control over the voting or disposition of securities held by Purchaser. The managing member of CW is CLP, an Illinois limited partnership. CW and CKGS are investment funds.

CLP provides investment advisory services to investment funds. CLP is the non-member manager of Purchaser, and, in such capacity, makes all of the investment decisions for Purchaser. CIG, a Delaware limited liability company, is the general partner of CLP and provides administrative and management services to its affiliated entities. Kenneth Griffin, a United States citizen, who is the sole executive officer of CIG, is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. For Purchaser, CW, CLP, CIG and Kenneth Griffin, the principal business address, which also serves as their principal office, is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603, and their telephone number is (312) 395-2100. The principal business address and office of CKGS is c/o Dundee Leeds Management Services Ltd., 129 Front Street, Hamilton HM 12, Bermuda, and its telephone number is (441) 295-8617.

None of Purchaser or Purchaser’s Affiliates, except CLP, is subject to the informational filing requirements of the Exchange Act, and, accordingly, none of them, except CLP, files reports or other information with the SEC relating to its business, financial condition and other matters. CLP files reports on Form 13F with the SEC, providing certain securities portfolio information required of institutional investment managers.

The name, business address, telephone number, citizenship, current principal occupation or employment and employment history of each of the directors and executive officers of CIG and CKSG are set forth in Schedule I of this Offer to Purchase. None of Purchaser, CW and CLP has any directors or executive officers.

Purchaser owns 2,724,207 Shares, 262.33603 shares of the 9¾% Preferred Stock of ION convertible into 163,960 Shares, and 9,386.46875 shares of the 14¼% Preferred Stock of ION. The beneficial ownership of Shares held by Purchaser is shared among Kenneth Griffin, CIG, CLP and Purchaser. In addition, Purchaser holds $6 million in face amount of ION’s Floating Rate Second Priority Senior Secured Notes due 2013 and has long economic exposure to 3,398,337 Shares through derivatives contracts entered into with unaffiliated financial institutions. These derivatives contracts do not give Purchaser or any of its affiliates direct or indirect voting, investment or dispositive control over any securities of the Company and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, Purchaser and its affiliates do not beneficially own any securities of the Company that may be referenced in such derivative contracts or that may be held from time to time by any counterparties to such contracts.

Under a Call Agreement (the ‘‘Call Agreement’’), dated November 7, 2005, between the Paxson Stockholders and NBC Palm Beach II that NBC Palm Beach II has transferred to Purchaser pursuant to the Master Transaction Agreement, Purchaser exercised the Call Right for the Call Shares on May 4, 2007. The closing of the acquisition of the Call Shares will occur within three business days following receipt of any required regulatory consents, including from the FCC.

Except as set forth above and elsewhere in this Offer to Purchase (including Schedule I), (i) none of Purchaser, Purchaser’s Affiliates or, to the knowledge of Purchaser and Purchaser’s Affiliates, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser, Purchaser’s Affiliates or any associate or majority-owned subsidiary of Purchaser or Purchaser’s Affiliates has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contacts between Purchaser, Purchaser’s Affiliates, any subsidiaries of Purchaser or Purchaser’s Affiliates or, to the knowledge of Purchaser and Purchaser’s Affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of any class of ION’s securities, an election of directors of ION or a sale or other transfer of a material amount of assets of ION.

Except as set forth in this Offer to Purchase, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Purchaser, Purchaser’s Affiliates or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

None of Purchaser, Purchaser’s Affiliates or, to the knowledge of Purchaser and Purchaser’s Affiliates, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser, Purchaser’s Affiliates or, to the knowledge of Purchaser and Purchaser’s Affiliates, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10.    Background of the Offer; Contacts with the Company.

The NBCU Transactions

On September 15, 1999, the Company and the NBCU Entities entered into various agreements (the ‘‘Initial NBCU Investment’’), including an investment agreement, pursuant to which NBC Palm Beach I purchased 41,500 shares of the Company’s Series B convertible exchangeable preferred stock and NBC Palm Beach II acquired warrants to purchase up to a total of 32,032,127 Shares for an aggregate price of $415 million. On the same date, NBC Palm Beach II entered into a call agreement with the Paxson Stockholders, pursuant to which the Paxson Stockholders granted NBC Palm Beach II the right to purchase all of the 8,311,639 shares of the Company’s Class B common stock beneficially owned by the Paxson Stockholders and the right to designate a nominee to purchase all of those shares on the terms and conditions set forth in that call agreement.

On November 7, 2005, NBCU, the Company and Mr. Paxson entered into various agreements to restructure the Initial NBCU Investment, including a master transaction agreement which governed the terms of the termination, or amendment and restatement, of the 1999 agreements and provided for the entry into additional agreements between NBCU, the Company, Mr. Paxson and certain of their respective affiliates. Pursuant to the November 2005 agreements, the Company and the NBCU Entities, among other things, amended the terms of the Initial NBCU Investment, including the terms of the Series B preferred stock held by NBC Palm Beach I. The NBCU Entities also agreed to cancel the warrants held by NBC Palm Beach II and the NBCU Entities and the Company agreed to settle all pending litigation and arbitration proceedings. In addition, on November 7, 2005, the Paxson Stockholders and NBC Palm Beach II terminated the original call agreement and entered into the Call Agreement.

Pursuant to the Call Agreement, the Paxson Stockholders granted NBC Palm Beach II (or its permitted transferee) the right to purchase all of the Call Shares. The Call Agreement permits NBC Palm Beach II to transfer the Call Right to a permitted transferee who both meets certain requirements specified in the Call Agreement and is approved by the board of directors of the Company. The Call Agreement requires that if NBC Palm Beach II exercises or transfers the Call Right, then NBC Palm Beach II or its permitted transferee must make a tender offer for all of the Shares at a price per share of $1.25, increasing at a rate per annum equal to 10% from October 1, 2005 through the date of the commencement of the tender offer. The Call Right expires on 11:59 p.m. Eastern Time on May 6, 2007. Under the Company Stock Purchase Agreement, dated November 7, 2005, by and among the Paxson Stockholders and the Company, if NBC Palm Beach II, its permitted transferee or a third party has not commenced a tender offer of the Call Shares by May 6, 2007, the Company is required to purchase all of the Call Shares from the Paxson Stockholders.

Developments Leading Up to the Offer

In late March or early April 2006, representatives of CLP and NBCU met with Brandon Burgess, President and Chief Executive Officer of the Company, to discuss a potential restructuring transaction of the Company. From late March 2006 to late June 2006, CLP considered the possibility of accepting an assignment of the Call Right from NBC Palm Beach II, exercising the Call Right, commencing a tender offer as required by the Call Agreement and then participating, along with NBCU, in an equity restructuring transaction with respect to the Company. CLP and NBCU entered into a non-disclosure agreement on April 12, 2006.

A special committee of the Company’s board of directors (the ‘‘Special Committee’’) was formed in June 2006 to explore potential strategic transactions and pursue third party expressions of interest in the Company.

On June 6, 2006 NBCU provided CLP with a proposed term sheet regarding the Proposed Transaction. During June 2006, CLP and NBCU held various discussions regarding the terms of the Proposed Transaction. At the end of June 2006, CLP withdrew from any further consideration of the Proposed Transaction because the parties could not reach an agreement.

On or about November 7, 2006, CLP retained Fried, Frank, Harris, Shriver & Jacobson LLP (‘‘Fried Frank’’) to represent it in connection with discussions of a potential comprehensive restructuring of ION (the ‘‘Proposed Transaction’’). On November 15, 2006, representatives of CLP met with Brandon Burgess in West Palm Beach, Florida to discuss the status of NBCU’s activities regarding a restructuring transaction as well as the status of the Company’s business. On November 21, 2006, representatives of CLP held further in-person discussions with Mr. Burgess in New York, New York. On November 22, 2006, representatives of CLP met with representatives of NBCU and representatives of Goldman Sachs & Co. (‘‘GS’’), financial advisor to NBCU, in New York, New York to discuss the potential parameters of a comprehensive restructuring transaction.

On November 30, 2006, representatives of CLP and NBCU held further discussions concerning the terms and structure of the Proposed Transaction. Also on December 1, 2006 CLP, NBCU, Fried Frank and Wilmer Cutler Pickering Hale and Dore LLP, special counsel to CLP with respect to FCC issues, held discussions with respect to FCC regulatory issues concerning the Proposed Transaction.

On or about December 4, 2006, CLP received a draft term sheet from NBCU which included preliminary terms of the Proposed Transaction. Between December 4, 2006 and December 11, 2006 representatives of NBCU and CLP communicated on various occasions with respect to the Proposed Transaction.

On December 11, 2006, representatives of CLP and NBCU held a meeting at which the Proposed Transaction was discussed and at which NBCU delivered to CLP a revised term sheet that altered the terms of the Proposed Transaction based on discussions between NBCU and CLP. NBCU provided a further revised term sheet to CLP on December 14, 2006 based on additional discussions held between NBCU and CLP during the period between December 11, 2006 and December 14, 2006.

From December 14, 2006 through January 17, 2007, representatives of CLP, Fried Frank, NBCU, Shearman & Sterling LLP (‘‘Shearman & Sterling’’), counsel to NBCU, and GS, communicated frequently regarding the terms of the Proposed Transaction. During this period, various drafts of the term sheet that altered and refined the terms of the Proposed Transaction were circulated between CLP and NBCU and their respective advisors for negotiation and comment. CLP and NBCU and their respective counsel began to draft and negotiate a letter of intent to be entered into between CLP and NBCU with regard to the Proposed Transaction.

On January 10, 2007, a representative of CLP communicated with Lawrence Patrick, Chairman of the board of directors of the Company, and other members of the Company’s board of directors regarding a potential waiver of the provisions of Section 203 of the Delaware General Corporation Law (‘‘DGCL’’), which regulates business combinations with interested stockholders. From January 10, 2007 through January 13, 2007, teleconferences between Fried Frank, Shearman & Sterling, Holland & Knight LLP (‘‘Holland & Knight’’), counsel to the Company, and Pillsbury Winthrop Shaw Pittman LLP (‘‘Pillsbury Winthrop’’), counsel to the Special Committee, were held to discuss the requirements of Section 203 of the DGCL. For a description of Section 203 of the DGCL, see Section 16 — ‘‘Certain Legal Matters; Required Regulatory Approvals.’’

On January 10, 2007, CLP and NBCU sent a letter to the board of directors of the Company seeking a limited waiver of the provisions of Section 203 of the DGCL. On January 15, 2007, the board of directors of the Company approved the limited waiver under Section 203 of the DGCL and sent a letter to NBCU and CLP notifying them of this approval.

On January 17, 2007, NBCU and CLP entered into a letter of intent under which, among other things, NBCU and CLP agreed to work together and negotiate exclusively with each other between January 17, 2007 and May 7, 2007 with respect to any potential transaction involving the Company. However, the letter of intent provided that NBCU would be able to terminate the exclusivity period if the board of directors of the Company had not approved the Proposed Transaction by March 31, 2007. On January 17, 2007, NBCU and CLP submitted a letter to the board of directors of the Company which set forth the terms of the Proposed Transaction and requested that the board of directors of the Company approve Purchaser as a permitted transferee pursuant to the Call

Agreement. NBCU and CLP each filed the letter to the board of directors of the Company and the letter of intent with the SEC on a Schedule 13D or Schedule 13D/A on January 18, 2007 and January 26, 2007, respectively.

On January 23, 2007, representatives of CLP and NBCU, together with their respective advisors, met with the board of directors of the Company and its advisors to discuss the terms of the Proposed Transaction. On January 25, 2007, CLP commenced its due diligence review of the Company.

On February 1, 2007, CLP and the Company entered into a confidentiality agreement with respect to confidential information that the Company would be disclosing to CLP in connection with CLP’s due diligence review of the Company.

On February 2, 2007, representatives of CLP met with the Company senior management team at the Company’s offices in West Palm Beach, Florida to provide the senior management team with an opportunity to ask questions of the CLP representatives.

On or about February 16, 2007, CLP and the Company entered into a confidentiality agreement with respect to the disclosure of information by CLP to the Company. In the middle of February 2007, CLP provided financial and other information to the Company as part of the Company’s due diligence efforts.

In response to CLP’s and NBCU’s letter to the board of directors of the Company dated January 17, 2007, the board of directors of the Company, on February 16, 2007, approved Purchaser as a permitted transferee of the Call Right under the Call Agreement in accordance with the terms of the Amended and Restated Stockholder’s Agreement.

On February 22, 2007, NBCU, NBC Palm Beach II and Purchaser entered into a Call Right Transfer Agreement, pursuant to which Purchaser agreed that, subject to certain conditions, including approval of the Proposed Transaction by the board of directors of the Company, it would assume the rights and obligations of NBC Palm Beach II under the Call Agreement. On February 22, 2007, NBCU and CLP submitted a letter to the board of directors of the Company setting forth certain modifications to the terms of the Proposed Transaction. NBCU and CLP each filed the Call Right Transfer Agreement and the letter with the SEC on a Schedule 13D/A on February 23, 2007.

On February 27, 2007, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP (‘‘Skadden’’) to represent it in connection with certain matters related to the Proposed Transaction.

Beginning in early March 2007, representatives of CLP and NBCU, including their respective counsel, began negotiating and drafting the Master Transaction Agreement and the various other transaction agreements.

On March 14, 2007, NBCU and CLP entered into a letter agreement amending the letter of intent between the parties. This amendment eliminated NBCU’s right to terminate the exclusivity period if the board of directors of the Company did not approve the Proposed Transaction by March 31, 2007. CLP and NBCU informed the Company of this modification of the letter of intent in a letter to the Company’s board of directors on March 14, 2007. NBCU and CLP each filed the letter agreement with the SEC on a Schedule 13D/A on March 15, 2007.

On March 16, 2007, representatives of CLP and NBCU met with representatives of the Company and its financial advisors to discuss feedback from the board of directors of the Company with respect to the Proposed Transaction. CLP and NBCU requested the Company send a formal response to its transaction proposal.

On March 19, 2007, CLP and NBCU received a letter from the Company’s board of directors setting forth certain concerns it had with respect to the Proposed Transaction and requesting that CLP and NBCU make certain revisions to the Proposed Transaction.

Between March 19, 2007 and March 29, 2007, CLP and NBCU and their respective representatives conducted numerous discussions regarding the terms of the Proposed Transaction and negotiated the terms of the draft Master Transaction Agreement and the various other transaction documents.

On March 29, 2007, NBCU and CLP submitted to the board of directors of the Company a letter describing certain additional revisions to the terms of the Proposed Transaction which NBCU and CLP were prepared to make to address the concerns raised by the board of directors of the Company in its March 19, 2007 letter to CLP and NBCU. On March 30, 2007, CLP and NBCU provided a draft of the Master Transaction Agreement to the Company and its counsel and conducted a call with representatives of the Company, the board of directors of the Company and their respective advisors to discuss the terms of the revised proposal. NBCU and CLP each filed this letter with the SEC on a Schedule 13D/A on March 30, 2007.

Between March 29, 2007 and April 9, 2007, representatives of CLP, NBCU and the Company and their respective advisors participated in frequent discussions regarding the terms of the Proposed Transaction.

On April 3, 2007, representatives of the Company and board of directors of the Company hosted a breakfast for representatives of an ad hoc group of 14¼% Preferred Stock holders and representatives of CLP and NBCU for the purpose of comparing the transaction proposals of CLP and NBCU with that of the ad hoc group received by the Company on February 16, 2007.

On April 3, 2007, a representative of CLP made a presentation to the Special Committee to describe the terms of the Proposed Transaction and the changes to the Proposed Transaction that had been made by CLP and NBCU in response to the concerns communicated by the Company, the Special Committee and the board of directors of the Company. This presentation also set forth a summary of the capital structure of the Company that would result from the Proposed Transaction.

On April 4, 2007, representatives of Fried Frank spoke with representatives of Holland & Knight regarding the documentation necessary with respect to the commencement of the tender offer and exchange offer and the other aspects of the Proposed Transaction.

On April 10, 2007, CLP and NBCU entered into a letter agreement to further amend the Letter of Intent by extending the termination date of the exclusivity period from May 7, 2007 to November 7, 2007, which CLP and NBCU filed with the SEC on Schedule 13D/A on April 10, 2007 and April 11, 2007, respectively. Also on April 10, 2007, representatives of Fried Frank and Shearman & Sterling spoke with representatives of Holland & Knight to clarify the terms of the Proposed Transaction.

On April 11, 2007, CLP and NBCU submitted to the board of directors of the Company a letter describing certain modifications to the terms of the Proposed Transaction made in response to the discussions held among CLP, NBCU and the Company between March 29, 2007 and April 9, 2007, which CLP and NBCU filed with the SEC on Schedule 13D/A on April 11, 2007 and April 12, 2007, respectively. On April 11, 2007, CLP and NBCU were informed by the representatives of the Company that the Special Committee had held a meeting on that date at which the Special Committee had discussed the terms of the Proposed Transaction and at which the Special Committee had voted unanimously to proceed with negotiating documentation with respect to the Proposed Transaction.

On April 13, 2007, representatives of the Company, the board of directors of the Company and its advisors hosted a meeting with the ad hoc group of 14¼% Preferred Stock holders, its advisor and representatives of CLP and NBCU. At the meeting, the ad hoc group presented a revised transaction proposal.

On April 13, 2007, CLP and NBCU provided an updated draft of the Master Transaction Agreement to the Company which was changed to reflect the revised terms of the Proposed Transaction. Between April 17, 2007 and April 20, 2007, CLP and NBCU provided drafts of various transaction documents to the Company.

On April 22, 2007, CLP and NBCU received an issues list from representatives of the Company that set forth the Company’s primary concerns regarding the draft of the Master Transaction Agreement. On April 24, 2007, the Company provided a revised draft of the Master Transaction Agreement to CLP and NBCU. Also on April 24, 2007, representatives of Fried Frank, Shearman &

Sterling, Holland & Knight, Pillsbury Winthtrop and Skadden met in New York, New York to discuss the Master Transaction Agreement. On April 25, 2007 representatives of Fried Frank, Shearman & Sterling, Holland & Knight, Pillsbury Winthtrop and Skadden held a teleconference to further discuss and clarify issues raised by the Company’s draft of the Master Transaction Agreement.

On April 27, 2007, representatives of CLP and NBCU and their respective counsel met with the Special Committee and discussed the terms of the Proposed Transaction and potential revisions to those terms.

On April 29, 2007, CLP and NBCU hosted a conference call with the Special Committee and its advisors in an effort to update the Special Committee with respect to revisions to the transaction proposal in response to the Special Committee meeting on April 27, 2007.

On April 30, 2007, CLP and NBCU submitted to the board of directors of the Company a letter describing certain additional modifications to the terms of the Proposed Transaction made in response to the meeting with the Special Committee on April 27, 2007 and the conference call with the Special Committee on April 29, 2007.

On April 30, 2007, representatives of CLP met with representatives of Avenue Capital Management to discuss their respective views with respect to the CLP and NBCU transaction proposal. On the same day, representatives of CLP and NBCU met with the ad hoc group of 9¾% Preferred Stock holders in an effort to explain recent changes to the transaction proposal and to answer any questions posed.

On May 3, 2007, at the request of the Company, representatives of CLP and NBCU and their counsel met representatives of the Company and its counsel to discuss certain terms of the subordinated debt and preferred stock to be issued in connection with the Proposed Transaction. On the same day, final agreement was reached on the terms of the Proposed Transaction and the Master Transaction Agreement was executed.

11.	Terms of the Master Transaction Agreement and Other Material Agreements.

        The Master Transaction Agreement

The Offer is being made pursuant to the Master Transaction Agreement. The following is a summary of material provisions of the Master Transaction Agreement. The summary does not purport to be complete. A copy of the Master Transaction Agreement is filed as an exhibit to the Schedule TO and may be obtained in the manner set forth in Section 8 — ‘‘Certain Information Concerning the Company’’ under the heading ‘‘Available Information.’’ You are encouraged to read the full text of the Master Transaction Agreement for a complete understanding of the matters summarized below.

        Waiver from Senior Lenders

If, within ten days after May 4, 2007, the Company has not entered into arrangements reasonably satisfactory to Purchaser providing for a third party to purchase any and all of the Company’s outstanding (i) First Priority Term Loan due 2012, (ii) the Floating Rate First Priority Senior Secured Notes due 2012 and (iii) the Floating Rate Second Priority Senior Secured Notes due 2013 (together, the ‘‘Senior Debt’’’) as to which the holders thereof elect to exercise any right they may have to require the Company to repurchase such Senior Debt as a result of the transactions contemplated by the Master Transaction Agreement, the Master Transaction Agreement requires the Company to use its reasonable best efforts to obtain a waiver of any such right from the holders of at least a majority in aggregate principal amount of each class of the Senior Debt outstanding at the time of the waiver. If the waiver is not obtained prior to the closing of the Exchange Offer (as defined below) or the closing of the Contingent Exchange (as defined below), the transactions contemplated by the Master Transaction Agreement shall, prior to the Call Closing, be amended and restructured so that the NBCU Entities retain at least $250 million aggregate liquidation preference of 11% Series B Preferred Stock until the waiver is obtained or no longer required.

        The Offer

The Master Transaction Agreement requires Purchaser to commence the Offer on May 4, 2007 (the ‘‘Commencement Date’’).

Purchaser is obligated to accept for payment, and pay for, Shares validly tendered pursuant to the Offer, subject to the satisfaction or waiver of certain conditions that are described in Section 15 — ‘‘Certain Conditions to the Offer.’’ Purchaser may amend or make changes to the terms of the Offer, subject to compliance with the Exchange Act. However, without the prior written consent of the Company, the NBCU Entities and the Paxson Stockholders, Purchaser may not (i) decrease the Offer Price or change the form of consideration to be paid in the Offer, (ii) impose any conditions to the Offer other than those described in Section 15 — ‘‘Certain Conditions to the Offer’’ or (iii) otherwise amend the Offer in a manner that would materially and adversely affect the holders of the Shares.

Purchaser may extend the Expiration Date for (i) any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or (ii) any period required by applicable law. In addition, upon the Company’s request, Purchaser is required to extend the Expiration Date for one period of up to 30 days for the purpose of satisfying (x) the requirements under any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or (y) the waiting period requirements applicable to the Offer under the HSR Act.

Purchaser may leave the Offer open for acceptance beyond the Expiration Date by implementing the Subsequent Offering Period and is obligated to do so upon the request of the Company.

        The Call Right

As required by the Master Transaction Agreement, NBC Palm Beach II has assigned to Purchaser all of its rights and obligations under the Call Agreement and Purchaser has granted to NBC Palm Beach II NBCU Option I (as defined below). In addition, NBCU has assigned all of its rights and obligations arising under an escrow agreement (the ‘‘Escrow Agreement’’) that NBCU and the Paxson Stockholders entered into in connection with the Call Agreement, and pursuant to which NBCU placed in escrow $3,863,765.50 (the $0.25 per Share exercise price for the Shares that are subject to the Call Right). Immediately following such assignment, Purchaser exercised the Call Right. Upon the exercise of the Call Right, Purchaser, together with the Paxson Stockholders, delivered a joint instruction notice to the escrow agent under the Escrow Agreement regarding the disbursement to the Paxson Stockholders of the exercise price for the Shares that are subject to the Call Right. The Paxson Stockholders and Paxson Management Corporation have filed, or intend to file promptly, one or more applications with the FCC requesting FCC consent to Purchaser’s acquisition of the Call Shares.

Pursuant to the Call Agreement, the obligation of the Paxson Stockholders to deliver the Call Shares to Purchaser is conditioned on the completion of the Offer and the payment of the exercise price of $0.29 per share of Class B Common Stock. The closing of the exercise of the Call Right (the ‘‘Call Closing’’) will occur within three business days following the receipt of any required consents, including from the FCC. The Call Agreement provides that if the Call Closing does not occur within 18 months following the filing of the application with the FCC, Purchaser’s right to purchase the Call Shares terminates. Purchaser may, however, extend this deadline for an additional six months if the FCC has approved the purchase of the Call Shares but such approval is not final.

        New Preferred Stock and Commencement Date Exchange

As required by the Master Transaction Agreement, the Company has authorized the following new classes of preferred stock: Series A-1 Convertible Preferred Stock, Series A-2 Preferred Stock, Series A-3 Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E-1 Convertible Preferred Stock, Series E-2 Preferred Stock and Series F Non-Convertible Preferred Stock.

On the Commencement Date, the Company has exchanged $210 million aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock for an equal aggregate stated liquidation preference of the 11% Series B Preferred Stock held by NBC Palm Beach I. NBC Palm Beach I, in turn, has transferred that Series F Non-Convertible Preferred Stock to Purchaser. The Series F Non-Convertible Preferred Stock is not convertible at any time and carries an 8% simple dividend payable quarterly in cash.

        The Reverse Stock Split

Under the Master Transaction Agreement, the Company is required to effect the Reverse Stock Split promptly following the Call Closing. The consummation of the Reverse Stock Split is conditioned, among other things, upon (i) the Offer being completed, (ii) the approval of the Reverse Stock Split by the requisite vote of the holders of the Company’s common stock outstanding and entitled to vote on the matter, (iii) receipt of FCC approval for Purchaser’s acquisition of the Call Shares, (iv) no law, regulation or other requirement of any governmental authority making the Reverse Stock Split illegal being in effect and (v) the Call Closing having occurred. In the Reverse Stock Split, each Share issued and outstanding shall be converted into and become such fraction of a fully paid and nonassessable Share as shall be determined by the Company, Purchaser and the NBCU Entities such that each holder of Shares, other than Purchaser, would be eligible to receive, in respect of all its Shares, less than a whole Share upon completion of the Reverse Stock Split. However, if Purchaser does not own the greatest number of Shares immediately prior to the Reverse Stock Split, the applicable ratio for converting the Shares will be such that every holder of Shares (including Purchaser) would be entitled to receive, in respect of all its Shares, less than a whole Share upon completion of the Reverse Stock Split. No fractional Shares will be issued in connection with the Reverse Stock Split. Instead, any holder of Shares who would otherwise be entitled to receive less than a whole Share will be paid in cash the dollar amount (rounded to the nearest cent), without interest, determined by multiplying the number of Shares (prior to the Reverse Stock Split) of such holder by the Offer Price. Immediately prior to the Reverse Stock Split, Purchaser shall make a capital contribution to the Company in the amount necessary to make any payments required to be made to security holders of the Company in connection with the Reverse Stock Split.

Each share of Class B Common Stock issued and outstanding at the time of the Reverse Stock Split will be converted into and become a fractional number of fully paid and nonassessable shares of Class B Common Stock pursuant to the same ratio that is applied to the Shares. Fractional shares of Class B Common Stock will remain outstanding after the Reverse Stock Split and the Company will issue new stock certificates for such fractional shares.

Under the Master Transaction Agreement, a stockholders’ meeting of the Company shall be held as promptly as practicable following the Call Closing to approve the Reverse Stock Split. At the meeting, Purchaser is required to vote (or cause to be voted) all Shares that it and its subsidiaries have the power to vote in favor of the Reverse Stock Split.

        Exclusivity

The Master Transaction Agreement provides that the Company, its subsidiaries and their respective directors, officers, employees and representatives cannot (i) take any action to facilitate any inquiries or the making of any proposal or offer that may reasonably be expected to lead to any transaction that, inter alia, would reasonably be expected to interfere with the transactions contemplated by the Master Transaction Agreement and the related documents (a ‘‘Competing Transaction’’), (ii) negotiate or obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve or endorse any Competing Transaction or (iv) enter into any agreement relating to a Competing Transaction. The Company further agrees promptly to notify Purchaser and the NBCU Entities of the existence of, material terms of, and the identity of the person making, any proposal or contact regarding a Competing Transaction. The Company also undertakes immediately to cease any existing discussions or negotiations regarding a Competing Transaction, and not to release any person from any confidentiality or standstill agreement. However, on certain conditions, the board of directors of the Company may furnish information to or enter into discussions with a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction if the board determines that this is required to comply with its fiduciary obligations.

Except as otherwise provided in the Master Transaction Agreement, the board of directors of the Company can not withdraw or modify the approval or recommendation relating to the transactions contemplated by the Master Transaction Agreement and the related documents or approve or recommend any Competing Transaction.

        The Company Exchange Offer

Under the Master Transaction Agreement, as soon as reasonably practicable following the Commencement Date, the Company is required to launch an exchange offer (the ‘‘Exchange Offer’’) for the outstanding shares of 14¼% Preferred Stock and 9¾% Preferred Stock of the Company (together, the ‘‘Senior Preferred Stock’’). A holder cannot validly tender less than all of the Senior Preferred Stock it owns on the Commencement Date.

Under the Exchange Offer, if holders of more than 50% of each class of Senior Preferred Stock tender in the Exchange Offer, then:

•	For each tendered share of 14¼% Preferred Stock, the holder will receive $7,000 principal amount of newly issued Series A Convertible Subordinated Debt and $1,000 initial liquidation preference of newly issued Series A-1 Convertible Preferred Stock (which would rank senior to all currently outstanding preferred stock); and

•	For each tendered share of 9¾% Preferred Stock, the holder will receive $4,000 principal amount of newly issued Series A Convertible Subordinated Debt and $1,000 initial liquidation preference of newly issued Series A-1 Convertible Preferred Stock.

If holders of 50% or less of either class of the Senior Preferred Stock tender in the Exchange Offer (a ‘‘Minority Exchange’’), then:

•	For each tendered share of 14¼% Preferred Stock, the holder will receive $7,500 principal amount of newly issued Series A Convertible Subordinated Debt and $500 initial liquidation preference of newly issued Series B Convertible Preferred Stock; and

•	For each tendered share of 9¾% Preferred Stock, the holder will receive $4,500 principal amount of newly issued Series A Convertible Subordinated Debt and $500 initial liquidation preference of newly issued Series B Convertible Preferred Stock.

The Series A Convertible Subordinated Debt and Series A-1 Convertible Preferred Stock issued to holders of Senior Preferred Stock in the Exchange Offer will be convertible into non-voting and newly issued shares of Class D Common Stock of the Company at a conversion price of $0.90 per share, subject to annual increases. The Series A Convertible Subordinated Debt will carry an 11% simple coupon, and the Series A-1 Convertible Preferred Stock will carry a 12% simple coupon, both of which may be accrued non-cash or paid in cash, at the option of the Company.

Purchaser is required to exchange its entire position of Senior Preferred Stock in the Exchange Offer.

        Post-Exchange Offer Transactions Pursuant to the Master Transaction Agreement

Delisting and Deregistration.    The Master Transaction Agreement provides that, following the closing of the Offer, the Company shall, to the extent permitted by law, delist the Shares from the AMEX and deregister the Shares under the Exchange Act.

Contingent Exchange.    If at the closing of the Exchange Offer the Company has accepted for exchange less than 90% of the outstanding shares of each class of Senior Preferred Stock owned by holders other than Purchaser, (i) NBC Palm Beach I will, promptly following the closing of the Exchange Offer, be entitled to exchange up to $375 million aggregate stated liquidation preference of 11% Series B Preferred Stock with the Company for an equal principal amount of Series B Convertible Subordinated Debt, and (ii) Purchaser will, promptly following the closing of the Exchange Offer, be entitled to exchange up to $95,584,689 aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock, as applicable, with the Company for an equal principal amount of Series B Convertible Subordinated Debt. The aggregate stated liquidation preference so exchangeable will be determined pursuant to the methodology set forth in the Master Transaction Agreement. The Series B Convertible Subordinated Debt will be convertible into Shares at a conversion price of $0.75 per Share, subject to annual increases, and will carry an 11% simple coupon.

Notwithstanding the immediately preceding paragraph, if the Exchange Offer expires without any shares of Senior Preferred Stock being accepted for exchange by the Company, promptly following the expiration of the Exchange Offer, subject to certain exceptions (i) Purchaser will be entitled to exchange 9,386.46875 shares of 14¼% Preferred Stock and 262.33603 shares of 9¾% Preferred Stock with the Company for $76,403,430 aggregate principal amount of Series B Convertible Subordinated Debt, (ii) NBC Palm Beach I will be entitled to exchange $375 million aggregate stated liquidation preference of 11% Series B Preferred Stock with the Company for an aggregate principal amount of $375 million Series B Convertible Subordinated Debt and (iii) Purchaser will be entitled to exchange $95,584,689 aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock, as applicable, with the Company for an equal principal amount of Series B Convertible Subordinated Debt (the alternative contingent exchange described in this paragraph or the contingent exchange described in the immediately preceding paragraph, as the case may be, the ‘‘Contingent Exchange’’).

Exchange of 11% Series B Preferred Stock.    Promptly following the closing of the Exchange Offer or immediately prior to the Contingent Exchange, as applicable, NBC Palm Beach I will exchange with the Company all the remaining 11% Series B Preferred Stock it holds for (i) $31,070,000 aggregate stated liquidation preference of Series E-1 Convertible Preferred Stock, (ii) NBCU Option II (as defined below) and (iii) Series D Convertible Preferred Stock with an aggregate stated liquidation preference equal to $21,070,000 less than the total aggregate stated liquidation preference of the 11% Series B Preferred Stock so exchanged. Both of the Series E-1 Convertible Preferred Stock and the Series D Convertible Preferred Stock are convertible into Shares at a conversion price of $0.75 per Share.

Exchange of Series F Non-Convertible Preferred Stock.    Promptly following the closing of the Exchange Offer or immediately prior to the Contingent Exchange, as applicable, Purchaser will exchange (i) $95,584,689 aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock (transferred by NBC Palm Beach I to Purchaser on the Commencement Date) with the Company for $95,584,689 aggregate stated liquidation preference of (a) Series A-2 Preferred Stock or (b) in the case of a Minority Exchange, Series C Preferred Stock and (ii) $114,961,259 aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock for $200 million aggregate stated liquidation preference of Series E-2 Convertible Preferred Stock convertible into Shares. The conversion price of each share of Series E-2 Convertible Preferred Stock will be approximately $0.89 per Share.

Transfer of Series B Convertible Subordinated Debt.    If the Contingent Exchange occurs, NBC Palm Beach I shall, promptly following the closing of the Exchange Offer or the occurrence of the Contingent Exchange, as applicable, transfer to Purchaser notes representing up to $10 million in principal amount of the Series B Convertible Subordinated Debt it received in the Contingent Exchange. The amount so transferred will be determined in accordance with the methodology set forth in the Master Transaction Agreement.

Exchange of Series A-2 Preferred Stock or Series C Preferred Stock.    Promptly following the Call Closing, Purchaser will be entitled to exchange the Series C Preferred Stock or Series A-2 Preferred Stock, as the case may be (received upon the exchange of the Series F Non-Convertible Preferred Stock), for Series C Convertible Preferred Stock with an equal aggregate stated liquidation preference. If the Call Closing does not occur before the deadline set forth in the Call Agreement or the FCC approval for Purchaser’s acquisition of the Call Shares is denied, NBC Palm Beach I will exchange its Series B Convertible Subordinated Debt, if any, with Purchaser for an equal aggregate stated liquidation preference of Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be (received by purchaser in the Contingent Exchange). To the extent either of Purchaser or NBC Palm Beach I holds any Series A-2 Preferred Stock or Series C Preferred Stock after such exchange, it will be entitled to exchange with the Company any Series A-2 Preferred Stock for an equal aggregate stated liquidation preference of Series A-3 Convertible Preferred Stock and any Series C Preferred Stock for an equal aggregate stated liquidation preference of Series C Convertible Preferred Stock.

Purchaser Option to Purchase 11% Series B Preferred Stock.    If the closing of the Offer has occurred and for any reason (other than as a result of Purchaser’s breach of its obligations in connection with the Exchange Offer) neither the closing of the Exchange Offer nor the Contingent Exchange occurs, then (i) Purchaser shall transfer to NBCU $210 million aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock and (ii) NBCU shall grant to Purchaser an option to purchase 11% Series B Preferred Stock. The aggregate stated liquidation preference of the option so granted will be $150 million multiplied by a fraction, the numerator of which is the number of shares acquired in the Offer and the denominator of which is the number of outstanding Shares on the commencement date (less (i) 6,122,544 Shares, (ii) any Shares held by the Paxson Stockholders and (iii) certain Shares issued after November 7, 2005 upon conversion of convertible securities). The exercise price of the option will be equal to the number of Shares acquired in the Offer multiplied by the Offer Price. Purchaser is entitled to pay the exercise price in either cash or Shares. If Purchaser elects to pay the exercise price in Shares, NBCU is entitled to elect to receive shares of Class C Common Stock in lieu of Shares.

Additional Purchaser Investment.    As required by the Master Transaction Agreement, Purchaser has invested, on the Commencement Date, $100 million in the Company’s Series B Convertible Subordinated Debt. Upon the closing or expiration of the Exchange Offer, Purchaser will invest up to $15 million in the Company’s Series B Convertible Subordinated Debt, not to exceed the amount of expenses incurred by the Company in connection with the transactions contemplated by the Master Transaction Agreement.

Other Material Agreements and Transactions

Agreements and Additional Transactions Contemplated by the Master Transaction Agreement

Pursuant to the Master Transaction Agreement, the following agreements and documents were entered into on the Commencement Date:

•	a Call Agreement between Purchaser and NBC Palm Beach II (‘‘NBCU Option I’’);

•	a Call Agreement between the Company and NBC Palm Beach I (‘‘NBCU Option II’’);

•	a Put/Call Agreement between Purchaser and NBCU (the ‘‘Put/Call Agreement’’);

•	a Class A Common Stock Purchase Warrant issued by the Company to Purchaser (the ‘‘Warrant’’);

•	a New Stockholders’ Agreement between the Company, Purchaser and NBCU (the ‘‘New Stockholders’ Agreement’’);

•	a Registration Rights Agreement between the Company, Purchaser and the NBCU entities (the ‘‘Series B Subordinated Debt Registration Rights Agreement’’);

•	a Registration Rights Agreement between the Company, Purchaser and NBCU (the ‘‘New Registration Rights Agreement’’); and

•	an Equity Commitment Letter between CW, CKGS and Purchaser (the ‘‘Equity Commitment Letter’’).

The following is a summary of the material provisions of the documents listed above. The summary does not purport to be complete. Copies of these documents are filed as exhibits to the Schedule TO and may be obtained in the manner set forth in Section 8 — ‘‘Certain Information Concerning the Company’’ under the heading ‘‘Available Information.’’ You are encouraged to read the full text of these documents for a complete understanding of the matters summarized below.

NBCU Option I.    Pursuant to NBCU Option I, Purchaser granted to NBC Palm Beach II an irrevocable right to purchase the Call Shares. The exercise price of the option is $0.40 per Share and $0.40 per share of Class B Common Stock, payable in cash. It is exercisable at any time during the five-year period beginning on the earlier of the business day following (i) the six-month anniversary of the Call Closing and (ii) the date of deregistration of the Shares under the Exchange Act. The option will automatically renew in five-year increments. Upon the extension of NBCU Option I, the Put/Call Agreement (described below) shall automatically be extended to be co-terminus with NBCU Option I. The receipt of FCC approval for the acquisition of the shares subject to the option is a condition to the exercise of NBCU Option I.

NBCU Option II.    Pursuant to NBCU Option II, the Company granted to NBC Palm Beach I an irrevocable right to purchase 26,688,361 shares of Class B Common Stock. In exchange for the option, NBC Palm Beach I will surrender and deliver on the Call Closing shares of 11% Series B Preferred Stock it owns, in an amount determined in accordance with the Master Transaction Agreement. The exercise price of the option is $0.50 per share of Class B Common Stock, payable in cash. The option is exercisable at any time during the five-year period beginning on the Call Closing and will automatically renew in five-year increments. Upon each extension, the Put/Call Agreement shall automatically extend to be co-terminus with NBCU Option II. The holder of NBCU Option II may exercise the option at any time subject to FCC regulations and any other required governmental approvals.

The Put/Call Agreement.    The Put/Call Agreement provides that upon a Trigger Event (defined below), Purchaser will have the right, subject to the receipt of any required FCC approval, to put all of its Subject Securities (as defined below) to NBCU. If Purchaser does not exercise the put right, NBCU will have a right to call these securities. A ‘‘Trigger Event’’ occurs if at any time, either (i) NBCU, (ii) a group comprised of NBCU and a holder of NBCU Option I, NBCU Option II or other Company securities transferred by NBCU or (iii) any third party (other than Purchaser) that received the Company securities from NBCU (or its affiliates), acquires securities representing a majority of the voting power of the Company outstanding at such time. The ‘‘Subject Securities’’ are comprised of the following securities owned by Purchaser and its affiliates on the date of the exercise of the put right or the call right (unless, in the case of Shares and shares of Class D Common Stock (or securities convertible into such shares), such securities were not owned by Purchaser after giving effect to the transactions contemplated by the Master Transaction Agreement): (i) Series A Convertible Subordinated Debt, (ii) Series B Convertible Subordinated Debt, (iii) Series A-1 Convertible Preferred Stock, (iv) Series A-3 Convertible Preferred Stock, (v) New Series B Convertible Preferred Stock, (vi) Series C Convertible Preferred Stock, (vii) Series E-2 Convertible Preferred Stock, (viii) the Warrant, and (ix) Common Stock, excluding the Call Shares.

The Warrant.    Under the Warrant, Purchaser will receive warrants for 100 million Shares. The exercise price for the Warrant is $0.75 per Share, payable in cash. The term of the warrants is seven years beginning on the date of issuance.

New Stockholders’ Agreement.    The New Stockholders’ Agreement provides for the board of directors of the Company to be comprised of 13 directors or such other number of directors as the board of directors may agree (subject to the approval rights described below). For so long as Purchaser and its affiliates hold the majority of the outstanding voting power of the Company, Purchaser has the right to designate seven directors. If Purchaser and its affiliates hold less than 50% of the outstanding voting shares but more than 20% of the same, Purchaser has the right to designate two directors. If NBCU and its affiliates hold more than 20% of the voting shares, they will be entitled to designate two directors, and if they hold a majority of such shares, they will have the right to designate seven directors.

The Master Transaction Agreement provides that between the completion of the Offer and the Call Closing, Purchaser has the right to designate one member of the board of directors of the Company or, if greater, a number of directors proportionate (as nearly equal as possible) to the percentage of its ownership of Shares. In addition, in the event that any member of the board of directors (other than any member appointed by the holders of Senior Preferred Stock) ceases for any reason to serve as a director of the Company, Purchaser will have the right to designate a director to fill any such vacancy.

The New Stockholders’ Agreement provides that each of NBCU (together with its affiliates) and Purchaser (together with its affiliates) are entitled to approve certain actions involving the Company.

The approval right will be valid for so long as NBCU or Purchaser holds at least 25% of the voting shares of the Company. The following actions involving the Company, among others, require this approval:

•	the adoption of any shareholder rights plan;

•	a material agreement that would be adverse to either Purchaser or the NBCU Parties;

•	an action that would cause certain media assets to be attributable to Purchaser (or its affiliates) or NBCU (or its affiliates) under FCC regulations;

•	the adoption of the annual operating budget for the Company;

•	material amendments to the Company’s certificate of incorporation;

•	a sale of the primary operating assets of, or a FCC license of, a material Company television station;

•	certain material sales of assets, material acquisitions and material mergers or business combination transactions;

•	certain issuances, splits and reclassifications of stock of the Company;

•	material employment contracts;

•	an increase in the size of the board of directors of the Company; and

•	a bankruptcy filing.

Finally, the New Stockholders’ Agreement provides that NBCU will have a right of first offer on the sale of certain material television stations of the Company.

Series B Subordinated Debt Registration Rights Agreement. The Series B Subordinated Debt Registration Rights Agreement provides for certain registration rights for the benefit of Purchaser and the NBCU Entities after an initial public offering of a class of equity securities of the Company. The Company is required, upon demand of Purchaser, the NBCU Entities or holders of a majority of the Series B Convertible Subordinated Debt to file a shelf registration statement with the SEC (under the Securities Act of 1933, as amended) to cover resales of the Series B Subordinated Debt.

The New Registration Rights Agreement.    The New Registration Rights Agreement provides for certain registration rights for the benefit of NBCU and Purchaser after an initial public offering of a class of equity securities of the Company. The Company is required, upon the demand of NBCU or Purchaser, to register (under the Securities Act of 1933, as amended) Shares and shares of Class D Common Stock that are outstanding or issued on the basis of a conversion of the Series A Convertible Subordinated Debt, the Series B Convertible Subordinated Debt, the Series A Convertible Preferred Stock, the New Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock or the Series D Convertible Preferred Stock. In addition, NBCU and Purchaser have the right to ‘‘piggy-back’’ on the Company’s registration statement in certain circumstances.

The Equity Commitment Letter.    Under the Equity Commitment Letter, CW and CKGS have committed to provide funding for Purchaser in order to enable Purchaser to satisfy its obligations under the Master Transaction Agreement in connection with the Offer, the Reverse Stock Split, the purchases of Series B Convertible Subordinated Debt and the purchase of the Call Shares. The Company is a third party beneficiary of this agreement. The total commitment of CW is $151,439,463 and the total commitment of CKGS is $40,256,060.

The Indemnity Side Letter.    In addition, Purchaser, CW, CKGS and the NBCU Entities have entered into an Indemnity Side Letter (the ‘‘Indemnity Side Letter’’) in connection with the transactions contemplated by the Master Transaction Agreement. The Indemnity Side Letter provides that if Purchaser incurs any losses (due to a breach by the Company of certain representations, warranties or covenants in the Master Transaction Agreement relating to compliance with Rule 14d-10 under the Exchange Act) for which it is entitled to be indemnified by the Company but for which the Company has failed to indemnify Purchaser, the NBCU Entities are required to, jointly and severally, indemnify CW and CKGS against 50% of such losses that have not been indemnified by the Company. In addition, the NBCU Entities and their affiliates will indemnify Purchaser against any losses resulting from the NBCU Entities’ breach of any covenants and agreements under, among other things, the Call Agreement and the Escrow Agreement.

Under the Master Transaction Agreement, a stockholders’ meeting of the Company shall be held no later than June 30, 2007 to approve the various transactions contemplated by the Master Transaction Agreement. At the meeting, Purchaser is required to vote (or cause to be voted) all voting shares that it or its subsidiaries have the power to vote in favor of those transactions.

12.    Purpose of the Offer; Plans for the Company.

General.    The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, the Company. Stockholders of the Company who sell all of their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth.

Reverse Stock Split.    Under the Master Transaction Agreement, promptly following the Call Closing, the Company shall effect the Reverse Stock Split and cause an appropriate filing to be made with the Secretary of State of the State of Delaware (the ‘‘Effective Time’’) of an amended and restated Certificate of Incorporation of the Company (the ‘‘Restated Certificate of Incorporation’’). Pursuant to the Reverse Stock Split, each Share issued and outstanding immediately prior to the Effective Time shall be converted into and become such fraction (the ‘‘Reverse Stock Split Ratio’’) of a fully paid and nonassessable Share as shall be determined by the Company, Purchaser and the NBCU Entities such that each holder of Shares, other than Purchaser, would be eligible to receive, in respect of all its Shares, less than a whole Share upon completion of the Reverse Stock Split. However, if Purchaser does not own the greatest number of Shares immediately prior to the Reverse Stock Split, the Reverse Stock Split Ratio will be such that every holder of Shares (including Purchaser) would be entitled to receive, in respect of all its Shares, less than a whole Share upon completion of the Reverse Stock Split. Each Share held as treasury stock or held or owned by the Company or any Subsidiary immediately prior to the Effective Time shall be cancelled; and each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become a fractional number of fully paid and nonassessable shares of Class B Common Stock at the Reverse Stock Split Ratio. Any holder of record of Shares who would otherwise be entitled to receive less than a whole Share (after aggregating all fractional Shares issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificate representing such fractional Shares, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying the number of shares represented by such certificate prior to the Reverse Stock Split by the Offer Price. No fractional Shares shall be issued in connection with the Reverse Stock Split, and no certificates or scrip for any such fractional Shares shall be issued. Fractional shares of Class B Common Stock as a result of the Reverse Stock Split shall remain outstanding, and certificates or scrip for such fractional shares of Class B Common Stock shall be issued. Immediately prior to the Reverse Stock Split, Purchaser shall make a capital contribution to the Company in the amount necessary to make any payments required to be made to security holders in connection with the Reverse Stock Split.

The Company shall (i) call and hold an annual or special meeting of its stockholders as promptly as practicable following the Call Closing, for the purpose of considering and taking action on the Restated Certificate of Incorporation necessary to effect the Reverse Stock Split (the ‘‘Stockholders’ Meeting’’) and (ii) (A) include in a proxy statement, and not subsequently withdraw or modify in any manner adverse to Purchaser, the declaration of the board that the Restated Certificate of Incorporation is advisable and (B) use its best efforts to obtain approval of the Restated Certificate of Incorporation, subject to the ability of the Company to withdraw or modify its declaration in accordance with applicable law. Under the Master Transaction Agreement, Purchaser agreed to vote (or cause to be voted) at the Stockholders’ Meeting all Shares that it or its subsidiaries has the power to vote on the record date for the Stockholders’ Meeting, in favor of the Restated Certificate of Incorporation necessary to effect the Reverse Stock Split.

The obligation of the Company to effect the Reverse Stock Split is subject to the satisfaction or waiver at or prior to the Effective Time, of the following conditions: (i) a final order by the FCC approving Purchaser’s acquisition of the Call Shares from the Paxson Stockholders shall have been received; (ii) the Reverse Stock Split and the Restated Certificate of Incorporation effecting the Reverse Stock Split shall have been approved and adopted by the requisite vote of the holders of the Company’s common stock outstanding and entitled to vote on the matter; (iii) no federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body shall have enacted, issued, promulgated, enforced or entered any law, regulation or other requirement (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Reverse Stock Split illegal; and (iv) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer and the Offer shall have been completed.

Post Completion Purchases.    Following completion of the Offer, Purchaser or any of its affiliates reserves the right to acquire additional Shares through privately negotiated transactions, open market purchases or otherwise. The prices paid for Shares in these transactions may be more or less than the price per Share paid in the Offer or to be paid in connection with the Reverse Stock Split and the form of consideration paid may differ from the all cash consideration to be paid in the Offer or in connection with the Reverse Stock Split.

Delisting and Deregistration.    Under the Master Transaction Agreement, the Company is obligated to take any and all actions necessary to delist the Shares from the AMEX and deregister the Shares with the SEC following completion of the Offer.

Board of Directors of the Company.    Purchaser is party to the New Stockholders’ Agreement, which, among other things, provides that the board of directors of the Company shall be comprised of 13 directors or such other number of directors as the board of directors shall agree (subject to the approval rights described in Section 11 — ‘‘Terms of the Master Transaction Agreement and Other Material Agreements’’ under the heading ‘‘New Stockholders’ Agreement’’). For so long as Purchaser and its affiliates hold the majority of the outstanding voting power of the Company, Purchaser has the right to designate seven directors. If Purchaser and its affiliates hold less than 50% of the outstanding voting shares but more than 20% of the same, Purchaser has the right to designate two directors. If NBCU and its affiliates hold more than 20% of the voting shares, they will be entitled to designate two directors, and if they hold a majority of such shares, they have the right to designate seven directors. A summary of the New Stockholders’ Agreement is included in Section 11 — ‘‘Terms of the Master Transaction Agreement and Other Material Agreements.’’

The Master Transaction Agreement provides that between the completion of the Offer and the Call Closing, Purchaser has the right to designate two members of the board of directors of the Company. In addition, in the event that any member of the board of directors (other than any member appointed by the holders of Senior Preferred Stock) ceases for any reason to serve as a director of the Company, Purchaser will have the right to designate a director to fill any such vacancy.

Purchaser intends to exercise its right to designate directors to the board of directors of the Company in accordance with the Master Transaction Agreement and, upon its effectiveness, the New Stockholders’ Agreement.

Except as otherwise provided in this Offer, Purchaser may continue to assess the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. To date, Purchaser has not entered into any arrangements or agreements with the Company’s management or other personnel. After the consummation of the Offer, Purchaser will take those actions as it deems appropriate in light of the circumstances which then exist. As a result of this review, the plans described may be subject to change.

13.    Source and Amount of Funds.

CW and CKGS, Purchaser’s parent companies, have agreed to provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer. Purchaser, CW and CKGS estimate that the total amount of funds necessary to purchase the outstanding Shares that can be tendered into the Offer in accordance with its terms will be approximately $70 million plus any customary fees and expenses in connection with the Offer. This estimate excludes amounts for Shares that (i) cannot be tendered into the Offer due to contractual restrictions (in particular, the Call Shares) and (ii) Shares held by Purchaser and its affiliates. CW and CKGS expect to fund all of these payments through contributions to Purchaser, which CW and CKGS will provide from their existing working capital. The Offer is not conditioned upon any financing arrangements.

Purchaser does not believe its financial condition is relevant to the holders’ decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for any and all outstanding Shares solely for cash;

•	CW and CKGS, Purchaser’s parent companies, have agreed to provide Purchaser with sufficient funds from their existing working capital to purchase all Shares validly tendered in the Offer and not properly withdrawn; and

•	the Offer is not subject to any financing condition.

14.    Dividends and Distributions.

Under the Master Transaction Agreement, between the date of the Master Transaction Agreement and the Effective Time of the Reverse Stock Split, except (A) as otherwise contemplated by the Master Transaction Agreement and certain ancillary agreements, (B) as otherwise required by applicable law, or (C) as consented to by Purchaser and the NBCU Entities, the Company will not, and will cause each of the subsidiaries of the Company to not, directly or indirectly declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except as may be payable under the terms of the existing classes of preferred stock.

15.    Certain Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Master Transaction Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares, if (i) any waiting period (and any extension) applicable to the consummation of the Offer or the transactions contemplated by the Master Transaction Agreement under the HSR Act has not been expired or been terminated; or (ii) there is any federal, state, provincial, local, foreign or similar statute, law, ordinance, regulation, rule, code, administrative interpretation, regulation or other requirement of any governmental authority or any order, writ, judgment, injunction, decree, stipulation, determination or award issued by or with any governmental authority restraining, enjoining or otherwise prohibiting or preventing the consummation of the Offer.

The foregoing conditions are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any conditions and may be waived by Purchaser in whole or in part at any time in its reasonable discretion, in each case, subject to the terms of the Master Transaction Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and waiving this right with respect to any particular facts or circumstances will not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time, in each case prior to the acceptance for payment of, and payment for, tendered Shares.

16.    Certain Legal Matters; Required Regulatory Approvals.

General.    Except as otherwise set forth in this Offer to Purchase, Purchaser is not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. In addition, except as set forth below, Purchaser is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares.

Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the ‘‘FTC’’), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the ‘‘Antitrust Division’’) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Purchaser filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on April 23, 2007. ION is required to file a similar Notification and Report Form under the HSR Act in connection with the Offer with the FTC and the Antitrust Division no later than May 8, 2007. The required waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on May 23, 2007, unless earlier terminated by the FTC and the Antitrust Division, or Purchaser receives a request for additional information or documentary material prior to that time. If within the 30-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Purchaser, the waiting period with respect to the Offer would be extended for an additional period of 30-calendar days following the date of Purchaser’s substantial compliance with that request. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 30-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of the Shares pursuant to the Offer. At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of ION or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, of the result.

State Takeover Laws.    A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in these states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL (the ‘‘Takeover Statute’’) prevents certain ‘‘business combinations’’ with an ‘‘interested stockholder’’ (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time the person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

The Company is incorporated under the laws of the State of Delaware and, therefore, is subject to the provisions of the Takeover Statute. However, the board of directors of the Company has (i) determined that the Offer is fair to, and in the best interests of, the holders of Shares and (ii) authorized and approved the Master Transaction Agreement and the transactions contemplated thereby, including the Offer (such authorization and approval having been made in accordance with the DGCL, including, without limitation, the Takeover Statute). This action by the Company’s board of directors rendered the Takeover Statute inapplicable to the acquisition of beneficial ownership of

Shares by Purchaser and its direct and indirect owners and any of their respective affiliates in connection with the formation of Purchaser and the consummation of the Offer, or any other transaction contemplated by the Master Transaction Agreement, any option granted to Purchaser or its affiliates by the Company or any other person or the exercise thereof, or any other acquisition of shares following consummation of the Offer. No other ‘‘control share acquisition,’’ ‘‘fair price,’’ ‘‘moratorium’’ or other anti-takeover laws apply to the acquisition of beneficial ownership of Shares by Purchaser and its direct and indirect owners and their respective affiliates in connection with the formation of Purchaser and the consummation of the Offer, or any other transaction contemplated by the Master Transaction Agreement, any option granted to Purchaser or its affiliates by the Company or the exercise thereof, or any other acquisition of shares following consummation of the Offer.

Appraisal Rights.    The holders of the Shares do not have any appraisal rights in connection with the Offer. Additionally, appraisal rights will not be available in connection with the Reverse Stock Split.

17.    Certain Fees and Expenses.

Innisfree M&A Incorporated has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all of these services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

The Bank of New York has been retained by Purchaser as Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

18.    Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Purchaser and its affiliates). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with the state statute. If, after a good faith effort Purchaser cannot comply with the state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in the state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8 — ‘‘Certain Information Concerning the Company’’ under the heading ‘‘Available Information.’’

SOLICITATION OF PROXIES

THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY’S STOCKHOLDERS. ANY SOLICITATION WHICH PURCHASER OR ANY OF ITS AFFILIATES MIGHT SEEK WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

CIG MEDIA LLC
May 4, 2007

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND
CERTAIN OF ITS AFFILIATES

The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers, if any, of Purchaser and certain affiliates of Purchaser are set forth below.

1.    CIG Media LLC

CIG Media LLC has no directors or executive officers.

2.    Citadel Limited Partnership

Citadel Limited Partnership has no directors or executive officers.

3.    Citadel Investment Group, L.L.C.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Business Address
Kenneth Griffin, a citizen of the United States	Mr. Griffin has been the President and Chief Executive Officer of Citadel Investment Group, L.L.C. since November 1990	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

4.    Citadel Wellington LLC

Citadel Wellington LLC has no directors or executive officers.

5.    Citadel Kensington Global Strategies Fund Ltd.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Business Address
Marianne Tonesan Naa-Lambe Amissah, a citizen of United Kingdom	Ms. Amissah has been a Director of CKGS since September 2004. She has been a Partner at Appleby, a law firm in Bermuda, since 1998, and is a director of numerous client companies.	Appleby Canon’s Court 22 Victoria Street Hamilton, HM EX Bermuda
Clarendon Hugh (Hal) Masters, a citizen of United Kingdom and Bermuda	Mr. Masters has been a Director of CKGS since October 2000 and its Chairman and President since August 2004. He is an independent management and project consultant and is a director of various companies in the Citadel group as well as other companies.
P.O. Box HM 203 Hamilton HM AX Bermuda
Austin John O’Connor, a citizen of United Kingdom and Bermuda	Mr. O’Connor has been a Director of CKGS since March 2004 and its Vice Chairman and Vice President since September 2004. He has been the Managing Director of Luma Capital Management Holding SA, a Luxembourg family office investment holding company, since December 2001 and is an independent consultant in the financial services industry. He is also a director of various companies in the Citadel group as well as other companies.	5, rue Jean Monnet, Luxembourg L-2180

I-1

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares, Notice of Guaranteed Delivery and any other required documents should be sent or delivered by each stockholder of the Company or the stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

THE BANK OF NEW YORK

By Mail: The Bank of New York ION Media Networks, Inc. P.O. Box 859208 Braintree, MA 02185-9208 (registered or certified mail recommended)	By Facsimile Transmission: (For Eligible Institutions Only) 781-930-4939 To Confirm Facsimile Only: 781-930-4900	By Overnight Courier: The Bank of New York ION Media Networks, Inc. 161 Bay State Drive Braintree, MA 02184

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833